Exhibit 99.6

Diodes Incorporated
                             FOR IMMEDIATE RELEASE

Diodes Incorporated Introduces Line of Thyristor Surge Protective Devices High-level surge protection for communications equipment and superior protection against hazardous electrical environments

Westlake Village, California - December 17, 2002 - Diodes Incorporated, (Nasdaq:
DIOD) a leading manufacturer and supplier of high-quality discrete semiconductors, today announced the release of a comprehensive line of Thyristor Surge Protective Devices (TSPDs) in SMB surface mount packages.

With their fast-switching capabilities and high reliability, the new line of devices offers surge protection against hazardous transient voltages caused by lightning strikes and power cross events for widely used data transmission and telecom equipment, such as modems and Internet hardware.


Commonly used across communication lines, Diodes' TSPDs offer superior circuit protection for a wide range of communications equipment, including modems, telephones and answering systems, adjunct boxes, PBXs, and station protection as well as USB, T1, ISDN and DSL transmission equipment, and central office exchange line cards. The devices are also well suited to provide the protection needs of high volume consumer applications such as game boxes and set top boxes.


"This new series is a valuable addition to Diodes' product line that has applications across many of our core end equipment categories," said Mark King, Vice President of Sales and Marketing at Diodes Incorporated. "Such advanced electronic equipment is highly susceptible to electromagnetic disturbances caused by lightning strikes and high-voltage power line interference. Diodes' new TSPDs are designed to prevent such events from causing over-voltage damage to sensitive circuits. This illustrates Diodes' commitment to support our customers with a broad line of devices that offer superior performance at very competitive price points."

"We've been sampling many customers, and already have a win on a reference design for a high-volume modem chip," comments King.

Complying with the industry-standard nonrepetitive peak pulse current ratings, 30, 50, and 100 Amps for 10 X 1000 microsecond waveforms, Diodes' discrete thyristor semiconductor components are designed for modulating the flow of electrical currents and for limiting voltages.

In standby mode, the surge protection devices exhibit high off-state impedance, making them appear virtually transparent to the circuits they protect. Upon application of a voltage exceeding the breakover voltage, the TSPDs switch from high off-state impedance to low on-state impedance thus allowing the excess surge current to be directed away from sensitive circuits. In a Tip and Ring circuit during a transient event, the TSPD creates a short across tip and ring until the transient current is either interrupted or drops below the holding current, at which time the component will automatically reset.


Employing crowbar switching action and solid-state thyristor technology, these components cannot be damaged by voltage, provide effective protection within nanoseconds, and eliminate voltage overshoot caused by fast-rising transients. The TSPDs are designed to withstand surge currents up to 100A, eliminate hysteresis and heat dissipation common with other clamping technologies, and have minimal capacitance. This lower capacitance minimizes signal degradation for high-speed data lines.


The TSPD series consists of:
o TB0640L - TB3500L, a 30A bidirectional device o TB0640M - TB3500M, a 50A bidirectional device o TB0640H - TB3500H, a 100A bidirectional device

For more information, visit http://www.diodes.com or contact Diodes' customer service at 800-446-4800 or email at info@diodes.com.

About Diodes Incorporated
Diodes Incorporated (Nasdaq: DIOD) is a leading manufacturer and supplier of high-quality discrete semiconductor products, primarily to the communications, computing, industrial, consumer electronics and automotive markets. The Company operates three Far East subsidiaries, Diodes-China (QS-9000 and ISO-14001 certified) in Shanghai, Diodes-Taiwan (ISO-9000 certified) in Taipei, and Diodes-Hong Kong. Diodes-China's manufacturing focus is on subminiature surface-mount devices destined for wireless devices, notebook, flat panel display, digital camera, mobile handset, set top box, DC to DC conversion, and automotive applications, among others. Diodes-Taiwan is our Asia-Pacific sales, logistics and distribution center. Diodes-Hong Kong covers sales, warehouse and logistics functions. The Company's 5" wafer foundry, Diodes-FabTech (QS-9000 certified), specializes in Schottky products and is located just outside Kansas City, Missouri. The Company's ISO-9000 corporate sales, marketing, engineering and logistics headquarters is located in Southern California. For further information, visit the Company's website at http://www.diodes.com.

                  Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: Any statements set forth above that are not historical facts are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Potential risks and uncertainties include, but are not limited to, such factors as fluctuations in product demand, the introduction of new products, the Company's ability to maintain customer and vendor relationships, technological advancements, impact of competitive products and pricing, growth in targeted markets, risks of foreign operations, and other information detailed from time to time in the Company's filings with the United States Securities and Exchange Commission.

Source:  Diodes Incorporated
CONTACT:  Crocker Coulson, Partner, Coffin Communications Group;
                  (818) 789-0100 e-mail: crocker.coulson@coffincg.com or Carl Wertz, Chief Financial Officer, Diodes, Incorporated; (805) 446-4800 Recent news releases, annual reports, and SEC filings are available at the Company's website: http://www.diodes.com. Written requests may be sent directly to the Company, or they may be e-mailed to: diodes-fin@diodes.com.